Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 21, 2010
Relating to Preliminary Prospectus dated July 20, 2010
Registration No. 333-165821
AMERESCO, INC.
8,696,820 Shares
This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated July 20, 2010 (the “Preliminary Prospectus”) included in Amendment No. 6 to the Registration Statement on Form S-1 (Registration No. 333-165821). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 6 to the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1488139/000095012310066537/b79273a6sv1za.htm

Initial public offering price:	$10.00 per share

Pricing date:	July 22, 2010

Closing date:	July 27, 2010

Class A common stock offered by us:	6,000,000 shares. This number is unchanged from the Preliminary Prospectus.

Class A common stock offered by the selling stockholders:	2,696,820 shares. This number is unchanged from the Preliminary Prospectus.

Option to purchase additional shares:	From us: 1,044,523 shares. This number is unchanged from the Preliminary Prospectus.

From certain selling stockholders: 260,000 shares. This number is unchanged from the Preliminary Prospectus.

Common stock to be outstanding immediately after this offering:	Class A 22,403,276 shares (or 23,447,799 if the underwriters exercise their over-allotment option in full)

Class B 18,000,000 shares

Total 40,403,276 shares (or 41,447,799 if the underwriters exercise their over-allotment option in full)

Shares to be outstanding immediately after this offering is based on 15,470,776 shares of our Class A common stock outstanding as of June 30, 2010, 18,000,000 shares of our Class B common stock outstanding as of June 30, 2010, 932,500 shares of our Class A common stock to be issued upon the exercise of vested stock options in connection with the offering at a weighted-average exercise price of $1.94 and 6,000,000 shares of our Class A common stock offered by us in this offering.

These numbers are unchanged from the Preliminary Prospectus.

Net proceeds to us:	Approximately $53.6 million, after deducting the underwriting discount and estimated offering expenses payable by us. This amount is $28.0 million less than the estimated net proceeds to us set forth under “Use of Proceeds” in the Preliminary Prospectus.

Pro forma as adjusted cash and cash equivalents and capitalization:	Based on this offering, our pro forma as adjusted cash and cash equivalents and capitalization as of March 31, 2010 would have been:

Cash and cash equivalents	$51,844

Long-term debt, including current portion	115,183
Subordinated debt	—
Class A common stock	2
Class B common stock	2
Additional paid-in capital	66,318
Retained earnings	99,161
Accumulated other comprehensive income (loss)	3,506

Treasury stock, at cost	(8,414)

Total stockholders’ equity	160,575

Total capitalization	$275,757

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you can obtain a copy of the prospectus by calling BofA Merrill Lynch at (866) 500-5408.

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